UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. n/a)*

ContraVir Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

21234 W 103

(CUSIP Number)

David S. Rosenthal, Esq.

Dechert LLP

1095 Avenue of Americas

New York, New York 10036

Tel: (212) 698-3616

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

February 22, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21234 W 103

1	Names of Reporting Persons Gabriele M. Cerrone

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 358,146 (1)

	8	Shared Voting Power 5,105,433

	9	Sole Dispositive Power 358,146 (1)

	10	Shared Dispositive Power 5,105,433

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,463,579 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.0% (2)

14	Type of Reporting Person (See Instructions) IN

(1)   Includes 280,000 shares of common stock issuable upon exercise of stock options.

(2)   Based upon an aggregate of 78,558,306 shares of the Issuer’s common stock issued and outstanding as of November 13, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 14, 2017 and as required by Rule 13d-3 under the Securities Exchange Act of 1934, as amended, after adjustment for the assumed exercise of options held by Mr. Cerrone to acquire shares of common stock of the Issuer that are exercisable within 60 days after the date hereof.

CUSIP No. 21234 W 103

1	Names of Reporting Persons Panetta Partners Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,105,433

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,105,433

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,463,579 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.0% (2)

14	Type of Reporting Person (See Instructions) PN

(1)   Includes 280,000 shares of common stock issuable upon exercise of stock options.

(2)   Based upon an aggregate of 78,558,306 shares of the Issuer’s common stock issued and outstanding as of November 13, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 14, 2017 and as required by Rule 13d-3 under the Securities Exchange Act of 1934, as amended, after adjustment for the assumed exercise of options held by Mr. Cerrone to acquire shares of common stock of the Issuer that are exercisable within 60 days after the date hereof.

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, $0.0001 par value per share (“Common Stock”), of ContraVir Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 399 Thornall Street, First Floor, Edison, New Jersey 08837.

Item 2.	Identity and Background

(a) — (c) This Schedule 13D is being filed by the following reporting persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

•      Gabriele M. Cerrone, who is a citizen of Italy.  Mr. Cerrone’s principal business address is Via Sant’ Andrea 18, Milan, Italy 20121.  The principal occupation of Mr. Cerrone is a biotechnology investor and member of the board of directors of Panetta Partners, Ltd.

•      Panetta Partners Ltd. (“Panetta Partners”), which is a company limited by shares formed under the laws of the British Virgin Islands.  The address of its principal executive office is P.O. Box 957, Road Town, Tortola, British Virgin Islands.  Panetta Partners is a holding company.

Mr. Cerrone is the only director/executive officer of Panetta Partners.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above for citizenship of each of the Reporting Persons and each of the directors and executive officers of Panetta Partners.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth or incorporated in Items 5 and 6 hereof is incorporated herein by reference.

The shares of Common Stock reported herein were purchased in open market purchases and from the Issuer.

Item 4.	Purpose of Transaction

The information set forth or incorporated in Item 6 hereof is incorporated herein by reference.

The shares of Common Stock were acquired by the Reporting Persons for investment purposes.  The Reporting Persons have elected to convert the previously filed Schedule 13G with respect to the Issuer to a Schedule 13D because the Reporting Persons from time to time expect to engage in discussions with the Issuer and its representatives in connection with, and may seek, changes to the composition of the board of directors of the Issuer, including by seeking to designate certain members of the board of directors of the Issuer.

The Reporting Persons intend to review on a continuing basis their investment in the Issuer.  As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may communicate with the board of directors of the Issuer, members of management and/or other security holders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of directors with a view to maximizing security holder value.  The Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities from time to time, and/or may seek to acquire additional securities of the Issuer from time to time, in each case, in open market or private transactions, block sales or otherwise.  Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

Except as described in this Item 4 of Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, and the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing any such transactions and, in connection therewith, may discuss, evaluate and/or pursue any such transactions with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 3 and 6 hereof are incorporated herein by reference.

(a) and (b) As of the date hereof, (i) Mr. Cerrone directly holds 78,146 shares of Common Stock, and (ii) Panetta Partners directly holds 5,105,433 shares of Common Stock.  The Reporting Persons may be deemed to beneficially own an aggregate of 5,463,579 shares of Common Stock, which represent, in the aggregate, approximately 7.0% of the outstanding Common Stock and includes 280,000 shares of Common Stock in connection with options exercisable by Mr. Cerrone within 60 days of the date hereof.  On June 16, 2016, the Issuer granted Mr. Cerrone options to purchase an aggregate of 360,000 shares of Common Stock with an exercise price equal to $0.94 per share, which options vest at the rate of 10,000 per month over 3 years from the grant date.  On January 24, 2014, the Issuer granted Mr. Cerrone options to purchase an aggregate of 30,000 shares of Common Stock with an exercise price equal to $0.37 per share, which options vested immediately upon grant.  The percentage of Common Stock reported beneficially owned by the Reporting Persons herein is based upon an aggregate of 78,558,306 shares of Common Stock issued and outstanding as of November 13, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 14, 2017 and as required by Rule 13d-3 under the Securities Exchange Act of 1934, as amended, after adjustment for the assumed exercise of options held by Mr. Cerrone to acquire shares of Common Stock that are exercisable within 60 days after the date hereof.

The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

Neither the filing of this Schedule 13D nor any of the respective contents of this filing shall be deemed to constitute an admission that any of the Reporting Persons (other than to the extent such Reporting Person directly holds shares of Common Stock reported on this Schedule 13D) is the beneficial owner of shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

(c) Except for stock options representing the right to purchase an additional 20,000 shares of Common Stock, which were previously granted to Mr. Cerrone and became vested during the last 60 days in accordance with the terms of such grant, none of the Reporting Persons has engaged in any transaction during the past 60 days involving any shares of Common Stock.

(d) To the knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Items 3, 4 and 5 hereof is incorporated herein by reference.

Option Grant

On June 16, 2016, the Issuer granted Mr. Cerrone options under the Issuer’s 2013 Equity Incentive Plan to purchase an aggregate of 360,000 shares of Common Stock with an exercise price equal to $0.94 per share, which options vest at the rate of 10,000 per month over 3 years from such date.

On January 24, 2014, the Issuer granted Mr. Cerrone options under the Issuer’s 2013 Equity Incentive Plan to purchase an aggregate of 30,000 shares of Common Stock with an exercise price equal to $0.37 per share, which options vested immediately upon grant.

Item 7.	Material to be Filed as Exhibits
	Exhibit A	Joint Filing Agreement, dated February 23, 2018, among the Reporting Persons (filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2018

Gabriele M. Cerrone

/s/ Gabriele M. Cerrone

Panetta Partners Ltd.

By:	/s/ Gabriele M. Cerrone
	Name:	Gabriele M. Cerrone
	Title:	Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing of Gabriele M. Cerrone and Panetta Partners Ltd., on behalf of each of them of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of ContraVir Pharmaceuticals, Inc., a Delaware corporation, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 23rd day of February, 2018.

Gabriele M. Cerrone

/s/ Gabriele M. Cerrone

Panetta Partners Ltd.

/s/ Gabriele M. Cerrone
Name:	Gabriele M. Cerrone
Title:	Director